

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 8, 2017

Daniel D. Tempesta
Chief Financial Officer
Nuance Communications, Inc.
1 Wayside Road
Burlington, Massachusetts 01803

      Re: **Nuance Communications, Inc.**
               Form 10-K for the fiscal year ended September 30, 2016
               Filed November 22, 2016
               File No. 001-36056

Dear Mr. Tempesta:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Stephen Krikorian

                    Stephen Krikorian
                    Accounting Branch Chief
                    Office of Information Technologies
                    and Services